News Release TSX-V: PDO 2010-14 September 13, 2010

PORTAL RESOURCES GRANTS OPTIONS

Portal Resources Ltd. (TSX Venture Exchange - Symbol: PDO) has granted, under the Company’s Incentive Stock Option Plan, options to purchase an aggregate of 750,000 common shares to directors, officers and consultants of the Company.  The options are exercisable until September 9, 2015, at an exercise price of $0.14 per share.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman, CEO, President

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net